UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report:_____December 18, 2008_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On December 18, 2008, the Board of Directors of Integrys Energy Group, Inc appointed Charles A. Schrock President and Chief Executive Officer of Integrys Energy Group, effective January 1, 2009. In addition, Mr. Schrock was elected to the Board of Directors of Integrys Energy Group, effective as of the first meeting of the Board of Directors in 2009. The first currently planned meeting of the Integrys Energy Group Board of Directors is February 12, 2009. Mr. Schrock is 55 years old and has held the following positions with Wisconsin Public Service Corporation, a subsidiary of Integrys Energy Group:

Position	Effective Date
President, Chief Executive Officer and Director of WPSC	05-31-08
President and Director of WPSC	02-21-07
President and Chief Operating Officer - Generation	08-15-04
Senior Vice President of WPS Resources Corporation	09-14-03

Effective January 1, 2009, Larry L. Weyers, the current Chairman, President, and Chief Executive Officer will no longer serve as President and Chief Executive Officer of Integrys Energy Group and will become the executive Chairman of the Board of Directors.

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Barth J. Wolf
    Barth J. Wolf
    Vice President, Chief Legal Officer and Secretary

Date: December 22, 2008